ACTUAL FACTUAL INC

1001 Wilshire Blvd
Suite 1215
Los Angeles, CA 90017
Ph: 213-564-5474

CERTIFICATION OF FINANCIAL STATEMENTS

I, the undersigned officer of ACTUAL FACTUAL INC, hereby certify that the financial statements for the fiscal year ending December 31, 2024, and the previous fiscal year ending December 31, 2023, are accurate and complete to the best of my knowledge. These statements are presented in accordance with generally accepted accounting principles (GAAP) and fairly represent the financial position of the company.

Signed,

/s/ President

President

Date: July 03, 2025

FINANCIAL STATEMENTS

Balance Sheet

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Cash & Cash Equivalents	$0.00	$0.00
Prepaid Expenses	$0.00	$0.00
Marketable Securities	$0.00	$0.00
Right of Use	$0.00	$0.00
Note Receivable	$0.00	$0.00

Total Assets	$0.00	$0.00
Common Stock	$0.00	$0.00
Retained Earnings	$0.00	$0.00
Total Liabilities and Equity	$0.00	$0.00

Income Statement

Item	Fiscal Year 2024	Fiscal Year 2023
Revenue (Barter Included)	$0.00	$0.00
Operating Expenses	$0.00	$0.00
Net Income	$0.00	$0.00